

April 14, 2015

Via E-Mail

Alan Bickerstaff, Esq.
Andrews Kurth LLP
111 Congress, Suite 1700
Austin, TX 78701

> **Re: Mavenir Systems, Inc.**
> **Schedule 14D-9 filed April 1, 2015, amended April 10, 2015**
> **File No. 005-87810**

Dear Mr. Bickerstaff:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Potential Benefits upon Termination or a Change in Control, page 5

1.   Please revise your disclosure on page 6 to state whether the amendment and restatement of employment agreements with your executive officers were undertaken in response or in connection with the negotiations of the current transaction or an alternative transaction.

2.   Please tell us what consideration you have given to providing a tabular comparison of the terms of the employment agreements before and after their amendment and restatement.

Background of the Offer, page 16

3.   Revise your disclosure to describe the negotiations of the tender and support agreements and the lock-up agreements.

Reasons for the Board Recommendation, page 26

4.   We note that the board considered the fairness opinion provided by Morgan Stanley. We also note that Morgan Stanley's discounted equity value analysis using the company's own sets of projections resulted in a range of value substantially in excess of the offer consideration, regardless of the case projections used; Morgan Stanley's analysis using "Street Case Projections," which do not benefit from the knowledge of the company's board and management resulted in a range that did include the offer consideration. Revise your disclosure to describe specifically how the board considered this information in reaching its recommendation.

Additional Information Concerning the Projections, page 48

5.   Please revise the last sentence in the fourth paragraph of this section (page 48). You may not disclaim your own disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions